              BOSTON     CONNECTICUT     NEW JERSEY     NEW YORK     WASHINGTON, D.C
              Frank E. Lawatsch, Jr.

              Attorney At Law

              7 Times Square

              New York, NY  10036

              T: (212) 297-5830 F: (212) 916 2940

              flawatsch@daypitney.com

September 17, 2007

VIA EDGAR AND FACSIMILE NO. (202) 772-9213

Michael Moran, Branch Chief
Robert Burnett, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Mail Stop 3561
Washington, D.C. 20549

Re:
Item 4.01 Forms 8-K filed June 14, 2006 for the following entities:

Ridgewood Electric Power Trust I                                                                                File No. 0-24240
Ridgewood Electric Power Trust II                                                                               File No. 0-21304
Ridgewood Electric Power Trust III                                                                              File No. 0-23432
Ridgewood Electric Power Trust IV                                                                              File No. 0-25430
Ridgewood Electric Power Trust V                                                                               File No. 0-24143
The Ridgewood Power Growth Fund                                                                           File No. 0-25935

Dear Messrs. Moran and Burnett:

We are counsel to Ridgewood Electric Power Trust I (“Trust I”), Ridgewood Electric Power Trust II (“Trust II”), Ridgewood Electric Power Trust III (“Trust III”), Ridgewood Electric Power Trust IV (“Trust IV”), Ridgewood Electric Power Trust V (“Trust V”) and The Ridgewood Power Growth Fund (“Growth Fund”).  Trust I, Trust II, Trust III, Trust IV, Trust V and Growth Fund are referred to collectively as the “Trusts” and each is referred to as a “Trust”.  Each of the Trusts is managed by Ridgewood Renewable Power LLC (the “Managing Shareholder”).

We have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 16, 2007 (the “Comment Letter”) on the above-referenced Current Reports on Form 8-K filed by each of the Trusts with the Commission on June 14, 2006 (collectively, the “Forms 8-K”).  As discussed with you in June 2006 immediately following our receipt of the Comment Letter, we are furnishing the Trusts’ responses to the Staff’s comments on the Forms 8-K supplementally in this letter in lieu of filing amendments to the Forms 8-K.

The Trusts’ responses to the Staff’s comments are set forth below:

1.  SEC Comment:  We note that you have not yet engaged new auditors for any of the six entities noted above.  Please note that you should file a new Item 4.01 Form 8-K when any of the entities engages new independent accountants.

Response:  Each Trust filed an Item 4.01 Form 8-K on July 13, 2006 disclosing that the Trust engaged Grant Thornton LLP as its independent registered public accounting firm.

2.  SEC Comment:  Please revise your disclosure with respect to the reports of the former accountant to cover the reports for either of the past two fiscal years.  Your disclosure as filed only covers the most recent audit report which covers two fiscal years.  See Item 304(a)(1)(ii) of Regulation S-K and revise accordingly.

Response:  As a result of discussions with Staff on June 19, 2006, the Staff considered the additional  the facts and circumstances of the Trusts and determined that  the disclosure set forth in the Forms 8-K would not have to be  amended in response to the above comment of the Staff.

3.  SEC Comment: For each of the entities reporting material weaknesses please tell us the extent the material deficiencies resulted in any financial statement adjustment, the quarter the adjustment was recorded and the reason(s) why the adjustment is in the appropriate quarter.

        Michael Moran, Branch Chief

        Robert Burnett, Staff Accountant

        Division of Corporation Finance

        United States Securities and Exchange Commission

        September 17, 2007

Response:

The Trusts will respond in some instances and have responded in some instances (as indicated below) to this comment by filing an Item 4.02 Form 8-K if required and a Form 10-K.  The timing of these  filings will be determined by the completion of the review of the financial statements of the Trusts by the internal accounting staff of the Trusts and the Trust’s independent registered public accountants.

(A)           Growth Fund filed an Item 4.02 Form 8-K/A with the Commission on May 21, 2007, amending the Item 4.02 Form 8-K/A filed by Growth Fund with the Commission on April 17, 2007 (together, the “Growth Fund Item 4.02 Form 8-K”).  The Growth Fund Item 4.02 Form 8-K disclosed that on April 18, 2007, management of Growth Fund and the Managing Shareholder concluded that Growth Fund’s consolidated financial statements included in its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K for each of the periods beginning with the three-month period ended March 31, 2003 and continuing through the three and nine-month periods ended September 30, 2005 filed with the Commission should no longer be relied upon and that such financial statements should be restated to conform to generally accepted accounting principles (“GAAP”).  The Growth Fund Item 4.02 Form 8-K set forth the changes that management believed at such time would be reflected in the restated Growth Fund consolidated financial statements.

On August 17, 2007, Growth Fund filed its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Growth Fund 2005 Form 10-K”), which contained complete audited financial statements of Growth Fund for the years ended December 31, 2005, 2004 and 2003 and interim financial information presented for each quarter during those periods, in each case presented on a restated basis to the extent previously filed by Growth Fund.  The Growth Fund 2005 Form 10-K was filed by Growth Fund in lieu of Growth Fund separately filing with the Commission its delinquent Annual Report on Form 10-K for the year ended December 31, 2005 and restatements of (i) Growth Fund’s Annual Reports on Form 10-K for each of the years ended December 31, 2004 and 2003 and (ii) Growth Fund’s Quarterly Reports on Form 10-Q for each of the quarterly periods during the years 2003, 2004 and 2005.

The extent to which material weaknesses in Growth Fund’s disclosure controls and procedures resulted in financial statement adjustment, the quarter the adjustment was recorded and the reason(s) why the adjustment is in the appropriate quarter  are set forth in the above filings and in supplemental information provided to the Staff by the Trust.

(B)           On July 10, 2007, Trust V filed an Item 4.02 Form 8-K with the Commission (the “Trust V Item 4.02 Form 8-K”) disclosing that management of Trust V and the Managing Shareholder concluded that the Trust’s consolidated financial statements included in its Quarterly Reports on Form 10-Q for each of the periods beginning with the three-month period ended March 31, 2003 and continuing through the three and nine-month periods ended September 30, 2003 filed with the Commission should no longer be relied upon and such financial statements should be restated to conform to GAAP.  The Trust V Item 4.02 Form 8-K set forth the changes that management believed at such time would be reflected in the restated Trust V consolidated financial statements.  Management is currently in the process of finalizing Trust V’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “Trust V 2005 Form 10-K”), which will contain complete audited financial statements of Trust V for the years ended December 31, 2005, 2004 and 2003 and interim financial information presented for each quarter during those periods, in each case presented on a restated basis to the extent previously filed by Trust V.  The Trust V 2005 Form 10-K will set forth the extent to which material weaknesses in Trust V’s disclosure controls and procedures resulted in financial statement adjustment, the quarter the adjustment was recorded and the reason(s) why the adjustment is in the appropriate quarter.  We understand that management of Trust V currently expects to file the Trust V 2005 Form 10-K with the Commission in accordance with Schedule A hereto.

(C)           Management of each of Trust I, Trust II, Trust III and Trust IV and the Managing Shareholder are currently considering whether the previously issued financial statements of any or all of such Trusts contained in reports filed by such Trusts with the Commission may continue to be relied upon or whether and to what extent such financial statements should no longer be relied upon and should be restated and, if required to be restated, what restatements are required.  To the extent that management of any such Trust determines that the Trust’s previously issued financial statements should be restated, the Trust will promptly file with the Commission an Item 4.02 Form 8-K containing the appropriate disclosure except for Trust I which is no longer required to file reports except with respect to past due reports.  Each such Trust intends to file a Form 10-K for the year ended December 31, 2005 containing quarterly financial information for each of the quarters for the three years then ended to the extent required by Form 10-Q in accordance with Schedule A.  These filings will be responsive to the Staff’s comment above.

4.  SEC Comment:  For each of the entities reporting a disagreement, please tell us in reasonable detail how the matters were treated in the historical financial statements.  Please tell us your basis under GAAP for your treatment and provide an analysis of materiality for the items.

Response:  The matters subject to the above comment have been and will be addressed in the filings of the Trusts as noted above.

* * * * *

This letter was filed by EDGAR on September 17, 2007.

In the event that you have any questions or comments, please feel free to contact me at (212) 297-5830.  Thank you.

Very truly yours,

By:  /s/ Frank E. Lawatsch, Jr.
        Frank E. Lawatsch, Jr.

cc:
Ridgewood Renewable Power LLC
Ridgewood Electric Power Trust I
Ridgewood Electric Power Trust II
Ridgewood Electric Power Trust III
Ridgewood Electric Power Trust IV
Ridgewood Electric Power Trust V
The Ridgewood Power Growth Fund

SCHEDULE A

Trust	Anticipated 2005 Form 10-K Filing Date
Trust I	October 12, 2007
Trust II	October 30, 2007
Trust III	November 7, 2007
Trust IV	October 12, 2007
Trust V	September 28, 2007

ACKNOWLEDGEMENT

In connection with the response by Ridgewood Electric Power Trust I, Ridgewood Electric Power Trust II, Ridgewood Electric Power Trust III, Ridgewood Electric Power Trust IV, Ridgewood Electric Power Trust V and The Ridgewood Power Growth Fund (each a “Trust” and collectively, the “Trusts”) to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated June 16, 2007, addressed to Mr. Douglas R. Wilson, who at such time served as the Chief Financial Officer of each of the Trusts, regarding the Item 4.01 Current Reports on Form 8-K filed by each of the Trusts on June 14, 2007, each Trust hereby acknowledges as follows:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of September 17, 2007.

RIDGEWOOD ELECTRIC POWER TRUST I
RIDGEWOOD ELECTRIC POWER TRUST II
RIDGEWOOD ELECTRIC POWER TRUST III
RIDGEWOOD ELECTRIC POWER TRUST IV
RIDGEWOOD ELECTRIC POWER TRUST V
THE RIDGEWOOD POWER GROWTH FUND

                                            By:       /s/ Jeffrey H. Strasberg
                                            Name:  Jeffrey H. Strasberg
                                            Title:   Executive Vice President and
                                                 Chief Financial Officer